October 12, 2011
Thomas R. Hiller
T +1 617 951 7439
F +1 617 235 0460
thomas.hiller@ropesgray.com
VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Ms. Linda Stirling
Re: GMO Trust (File No. 811-04347) (the “Trust” or “Registrant”) — Responses to Comments Regarding Proxy Statement on Schedule 14A
Ladies and Gentlemen:
On September 12, 2011, Linda Stirling (the “Staff Reviewer”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided oral comments to Thomas R. Hiller and Marian G. Fowler of Ropes & Gray LLP, counsel to the Registrant, regarding the Trust’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed pursuant to Section 14(a) of the Securities and Exchange Act of 1934 (the “Exchange Act”) on behalf of GMO Benchmark-Free Allocation Fund (the “Fund”). The Proxy Statement is to be used in connection with a special meeting of shareholders of the Fund. We respectfully submit this comment response letter on behalf of the Trust in response to your comments and have, for your convenience, summarized the Staff’s comments, followed by the Trust’s responses, below.
1. Comment: Please clarify the distinctions between (a) the management fee waiver or fee reduction as provided under the New Management Contract and (b) the reimbursement for certain operating expenses as provided under the Fund Expense Reimbursement Agreement throughout the Proxy Statement.
     Response: The requested changes have been made. The Registrant has clarified the distinctions between the management fee waiver under the New Management Contract and the reimbursement under the Fund Expense Reimbursement Agreement through the use of defined terms.

2. Comment: In the first paragraph on page 2 in the “Overview” sub-section of the Proxy Statement, please clarify the contractual duration of the management fee waiver or fee reduction as provided under the New Management Contract. Similarly, in the third paragraph on page 3 in the “Description of Management Contracts and Fee Structure Changes” sub-section of the Proxy Statement, please clarify the contractual duration of the reimbursement for certain operating expenses as provided under the Fund Expense Reimbursement Agreement.
     Response: The requested changes have been made.
3. Comment: Please move the comparison of the pro forma expenses of current and proposed fees, as provided in Exhibit D of the Proxy Statement, and the comparison of management fees, as provided in Exhibit E of the Proxy Statement, closer to the beginning of the Proxy Statement. In particular, please consider disclosing near the beginning of the Proxy Statement the expected increase in “Total Management Fees” between the Current Management Contract and New Management Contract and the related increase in expected pro forma total annual operating expenses after expense reimbursement if the New Management Contract is approved.
     Response: The requested changes have been made.
4. Comment: On page 4 under the “Board Considerations of the New Management Contract” sub-section of the Proxy Statement, the Staff notes that the summary of factors considered by the Board of Trustees of the Trust (the “Board”) does not include an explicit reference to the impact of the proposed increased management fee on the Fund’s total returns. If this was a factor considered by the Board, consider including disclosure to this effect among the factors listed in this sub-section.
     Response: The Registrant respectfully submits that the impact of the proposed management fee on the Fund’s total returns was understood by the Board and that such impact implicitly was considered as part of the Board’s deliberations with respect to the New Management Contract. As the relationship between fees and performance is considered and understood to be present in all fee-related matters considered by fund boards, it was not viewed as worthy of special mention in this instance.
5. Comment: The Staff notes that the following sentence is included in the third paragraph on page 7 under the “Quorum and Methods of Tabulation” sub-section of the Proxy Statement: “A proxy purporting to be executed by or on behalf of a shareholder shall be deemed valid and the burden of proving invalidity shall rest on a challenger.” Please confirm that this statement is not inconsistent with applicable state law.
     Response: The Registrant believes that this statement is not inconsistent with applicable state law. In addition, the Registrant has revised the statement to more precisely track its Amended and Restated Agreement and Declaration of Trust as follows: “A proxy purporting to be executed by or on behalf of a shareholder shall be deemed valid unless challenged at or prior to its exercise and the burden of proving invalidity shall rest on a challenger.”

6. Comment: Pursuant to Item 22(a)(3)(iii) of Schedule 14A, please state prominently in the Proxy Statement that the Fund will furnish, without charge, a copy of the annual report and the most recent semi-annual report succeeding the annual report, if any, to a shareholder upon request.
     Response: The Registrant believes that the disclosure noted above pursuant to Item 22(a)(3)(iii) of Schedule 14A is stated prominently in the Proxy Statement.
7. Comment: The Staff notes that as discussed on page A-1 in paragraph 4 of Exhibit A of the Proxy Statement, the Board considered the investment performance of the Fund in approving the Current Management Contract. Please note any conclusions the Board reached in connection with its review of the Fund’s performance that form the basis for the recommendation by the Board that the shareholders approve the New Management Contract.
     Response: The Registrant respectfully submits that the Board’s conclusion with respect to its review of the Fund’s performance, among its review of other factors, in connection with the Board’s recommendation that the shareholders approve the New Management Contract is provided on page A-3 of the Proxy Statement, which provides the following: “After reviewing these factors, among others, the Trustees concluded, within the context of their overall conclusions regarding the agreement, that the nature, extent, and quality of services provided supported the renewal of the Current Management Contract.”
8. Comment: On page D-1 of Exhibit D of the Proxy Statement, please clarify the distinctions between any fee reimbursements or waivers discussed in footnotes 3 and 4 to the “Annual Operating Expenses” table. Please also identify each of the fees and expenses that are excluded from any fee reimbursements or waivers. Please also specify the contractual term of the Fund Expense Reimbursement Agreement described in footnote 4. It is the Staff’s view that the Fund Expense Reimbursement Agreement must continue for a full year from the effective date of the Proxy Statement/Registration Statement if such reimbursement is reflected in the Annual Operating Expenses table for a Fund. To the extent there are recapture provisions relating to the reimbursements and waivers described in footnotes 3 and 4, please describe such recapture provisions in those footnotes.
     Response: The requested changes have been made. The Registrant confirms that the Fund’s expense reimbursements are not subject to recapture.
9. Comment: Pursuant to Rule 14a-4(b)(1) promulgated under the Exchange Act, please include a choice for abstention on the ballot card.
     Response: The requested change has been made.
*     *     *

     As requested, on behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.
     Please do not hesitate to call me at 617-951-7439 if you have any questions or require additional information.

Sincerely,
/s/ Thomas R. Hiller
Thomas R. Hiller

cc: Jason Harrison, Esq., Grantham, Mayo, Van Otterloo & Co. LLC
Elizabeth J. Reza, Esq., Ropes & Gray LLP
Sarah Clinton, Esq., Ropes & Gray LLP